                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 16)


                              Valspar Corporation
                              -------------------
                                (Name of Issuer)

                                 Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                  920355 10 4
                                  -----------
                                 (CUSIP Number)



  Check the following if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of such class.) (See Rule 13d-7.)

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  920355 10 4      13G


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Norwest Corporation
          Tax Identification No.  41-0449260


- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*        (A)   ______
                                                              (B)   ______

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
- --------------------------------------------------------------------------------
  NUMBER OF     5   SOLE VOTING POWER

   SHARES
                           224,548
BENEFICIALLY        -----------------------------------------------------------
                    SHARED VOTING POWER
  OWNED BY      6
                           4,102,383
    EACH             -----------------------------------------------------------
                7   SOLE DISPOSITIVE POWER
 REPORTING
                           159,038
   PERSON       8   -----------------------------------------------------------
                    SHARED DISPOSITIVE POWER
    WITH
                           4,013,078
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



            4,329,831*
- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            20.1%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

            HC
- --------------------------------------------------------------------------------
*Excludes shares held by trusts that hold assets of certain employee benefit plans sponsored by the issuer. Norwest Bank Minnesota, National Association, a wholly owned subsidiary of Norwest Corporation, serves as trustee of such trusts, but historically has not exercised any voting or investment authority under the terms of the documents governing such plans.

CUSIP NO.  920355 10 4                           13G

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Norwest Bank Minnesota, National Association
              Tax Identification No. 41-0451159
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*         (A)   ______
                                                               (B)   ______


- --------------------------------------------------------------------------------
    SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
- --------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER

   SHARES                  221,048
                   ------------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER

  OWNED BY                 4,098,083
               7   ------------------------------------------------------------
    EACH           SOLE DISPOSITIVE POWER

 REPORTING                 158,438
               8   ------------------------------------------------------------
   PERSON          SHARED DISPOSITIVE POWER

    WITH                   4,013,078
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   4,322,031*
- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[_]


                    20.1%
- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          BK
- --------------------------------------------------------------------------------
 *Excludes shares held by trusts that hold assets of certain employee benefit plans sponsored by the issuer. Norwest Bank Minnesota, National Association serves as trustee of such trusts, but historically has not exercised any voting or investment authority under the terms of the documents governing such plans.

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 16)


Item 1(a)          Name of Issuer:
- ---------          --------------

                   Valspar Corporation

Item 1(b)          Address of Issuer's Principal Executive Offices:
- ---------          -----------------------------------------------

                   1101 So. Third St.
                   Minneapolis, MN 55418

Item 2(a)          Name of Person Filing:
- ---------          ---------------------

                   1.  Norwest Corporation

                   2.  Norwest Bank Minnesota, National Association ("NBM")

                   This statement is filed by Norwest Corporation on behalf of all of the persons listed above pursuant to Rule 13d-1(b). Attached is an agreement among the persons listed above to that effect. NBM is a subsidiary of Norwest Corporation.

Item 2(b)     Address of Principal Business Office(s):
- ---------     ---------------------------------------

              1.  Norwest Corporation
                  Norwest Center
                  Sixth and Marquette
                  Minneapolis, MN  55479-1000

              2.  Norwest Bank Minnesota, National Association
                  Norwest Center
                  Sixth and Marquette
                  Minneapolis, MN 55479-0001

Item 2(c)     Citizenship:
- ---------     -----------

              1.  Norwest Corporation is a Delaware corporation.
              2.  NBM is a national banking association.

Item 2(d)     Title of Class of Securities:
- ---------     ----------------------------

              Common Stock

Item 2(e)     CUSIP Number:
- ---------     ------------

              920355 10 4

Item 3        Type of Person:
- ------        --------------

              (g)  Parent holding company for Norwest Corporation
              (b)  Bank for NBM

Item 4        Ownership:
- ------        ---------

              1.  Norwest Corporation

              (a)  Amount Beneficially Owned.  At December 31, 1993, Norwest
              Corporation was deemed to own, indirectly through its          ,
              subsidiaries, 4,329,831 shares, including the shares indicated below as held by NBM. Norwest Corporation has no other rights to acquire additional shares through the exercise of options or otherwise.

          (b)  Percent of Class: 20.1%

          (c) Number of shares as to which Norwest Corporation, indirectly through its subsidiaries, has:

            (i)   Sole power to vote or direct the vote: 224,548

            (ii)  Shared power to vote or direct the vote: 4,102,383

            (iii) Sole power to dispose or to direct the disposition of: 159,038

            (iv)  Shared power to dispose or direct the disposition of:
                  4,013,078

          2.  NBM

          (a) Amount Beneficially Owned. At December 31, 1993, NBM was deemed to own 4,322,031 shares. NBM has no other rights to acquire additional shares through the exercise of options or otherwise.

          (b)  Percent of Class: 20.1%

          (c)  Number of shares as to which NBM has:

            (i)   Sole power to vote or direct the vote: 221,048

            (ii)  Shared power to vote or direct the vote: 4,098,083

            (iii) Sole power to dispose or to direct the disposition of: 158,438

            (iv)  Shared power to dispose or direct the disposition of:
                  4,013,078

          The persons filing disclaim beneficial ownership of, and the filing of this statement shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5    Ownership of Five Percent or Less of Class:
- ------    ------------------------------------------

          Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
- ------    ---------------------------------------------------------------

          Not Applicable

Item 7    Identification and Classification of the Subsidiary Which Acquired
- ------    ------------------------------------------------------------------
          the Security Being Reported on by the Parent Holding Company:
          ------------------------------------------------------------

          See Exhibit A

Item 8    Identification and Classficiation of Members of the Group:
- ------    ---------------------------------------------------------

          Not Applicable

Item 9    Notice of Dissolution of Group:
- ------    ------------------------------

          Not Applicable

Item 10   Certification:
- -------   -------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature:
          ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  February 14, 1994

NORWEST CORPORATION

By  /s/ Laurel A. Holschuh
    ----------------------
        Laurel A. Holschuh, Senior Vice President
          and Secretary

                                   EXHIBIT A
                                   ---------

(Attached to and forming a part of Schedule 13G filed by Norwest Corporation on its own behalf and on behalf of Norwest Bank Minnesota, National Association regarding Valspar Corporation Common Stock.)

Item 7
- ------

       (a) Chalfen Bankshares, Inc. is a parent holding company - Item 3(g)

       (b) Norwest Bank Colorado, National Association is a bank - Item 3(b)

       (c) Norwest Bank Minnesota, National Association is a bank - Item 3(b)

       (d) Norwest Bank North Dakota, National Association is a bank - Item 3(b)

       (e) Norwest Capital Management & Trust Co., Montana is a bank - Item 3(b)

       (f) Norwest Holding Company is a parent holding company - Item 3(g)

                                   AGREEMENT
                                   ---------

  The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed on behalf of Norwest Bank Minnesota, National Association by Norwest Corporation, which directly or indirectly holds 100% of the outstanding capital stock of Norwest Bank Minnesota, National Association.

Dated:  February 11, 1994

NORWEST CORPORATION


 /s/ Laurel A. Holschuh
- -----------------------
     Laurel A. Holschuh, Senior Vice President
       and Secretary

NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION


/s/ John R. Caswell
- ---------------------
    John R. Caswell, Vice President